FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

National Australia Bank Limited ABN 12004044937
ASX Announcement
500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 7 April 2004

National to select a new external auditor

The National Australia Bank has announced that it intends to change its external auditor at the end of the current financial year ending 30 September 2004.

The Chairman of the Board Audit Committee, Mr John Thorn, said a process will now be undertaken to select a new auditor to commence at the start of the 2004-2005 financial year.

“KPMG will continue as external auditor for the current financial year but we have decided as part of the National’s change program that KPMG will not be invited to participate in the selection process for a new external auditor,” Mr Thorn said.

“KPMG have been the National’s external auditor for many years and the decision to seek a new external auditor does not in any way call into question the quality of KPMG’s audit.

“Shareholders will be asked to approve the appointment of the new external auditor at the National’s next Annual General Meeting.”

For further information:

Brandon Phillips

Corporate Relations Manager

Group Corporate Affairs

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 8 April 2004	Title:	Associate Company Secretary